VIA ELECTRONIC TRANSMISSION

November 24, 2010

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LIVEREEL MEDIA CORPORATION

We are pleased to confirm that copies of the following materials were mailed to registered shareholders and to the Non-Objecting Beneficial Owners on November 19, 2010.

1. Proxy

2. Supplemental Mailing Request Form

3. Notice of Annual Meeting of Shareholders and Management Information Circular

4. Consolidated Financial Statements for the Years Ended June 30, 2007 and 2006

5. Consolidated Financial Statements for the Years Ended June 30, 2008 and 2007

6. Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

7. Consolidated Financial Statements for the Years Ended June 30, 2010 and 2009

8. Online Voting Insert

9. Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Michael Lee
Manager, Client Relations
Telephone: 416-361-0930 ext.236
mlee@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations

EquityFinancialTrust.com